Exhibit 3.1



090201



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

WaferGen Bio-systems, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article FOURTH is hereby amended by adding the following paragraph immediately after the first paragraph of Article Fourth:

Upon the effective date and time of the filing of this Certificate of Amendment with the Secretary of State of the State of Nevada (the "Effective Time"), each 99.39 shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the "Reverse Stock Split").
 [PLEASE SEE ATTACHMENT FOR ADDITIONAL TEXT OF AMENDMENT]

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 54.8%

4. Effective date and time of filing: (optional)   Date: August 27, 2013   Time: 1:01 pm (PDT)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X /s/ Ivan Trifunovich

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 8-31-11

Reset

ATTACHMENT TO
Certificate of Amendment to Articles of Incorporation
of
WaferGen Bio-systems, Inc.
(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

2.   [CONTINUED]

The Reverse Stock Split shall not affect the total number of shares of Common Stock that this corporation is authorized to issue, which shall remain as set forth in the first sentence of this Part A. of Article FOURTH. No fractional shares shall be issued in connection with the Reverse Stock Split. Shares shall be rounded up to the nearest whole share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("**Old Certificates**"), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificates shall have been combined, subject to the rounding up of any fractional share interests as described above.